Exhibit 99.1

News
Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

Tier 1 Operator in South America Signs
Expansion Order of $4 Million for RADCOM’s Customer
Experience Management Solution

TEL AVIV, Israel – January 5,2015 − RADCOM Ltd. (NASDAQ: RDCM) a leading provider of customer experience solutions, today announced that a Tier 1 service provider in South America, ordered  a MaveriQ-based system in an order of slightly above $4 million in December 2014, to expand its existing RADCOM deployment.

This repeat sale to a Tier 1 operator demonstrates RADCOM’s accelerating momentum in South America, and the suitability of its unique MaveriQ software-based solutions for the region’s rapidly-expanding mobile and NGN networks. The MaveriQ’s capability to be deployed quickly enables major South American operators to roll out new network sites at top speed with assurance that a full-featured, customer experience monitoring and troubleshooting solution is in place from the network’s first minutes “live”.

This customer started off with RADCOM’s Omni-Q, and was then one of the first customers to move on and install the full MaveriQ solution. This operator has both fixed and mobile networks, and implementation of the same tool across all segments of their enterprise is a major advantage for them. After seeing its success, they are now expanding their RADCOM MaveriQ deployment, showing their confidence in our tool.

“Our accelerating sales momentum confirms that RADCOM’s MaveriQ is ideal for today’s high speed, fast expanding networks”, said Mr. Eyal Harari RADCOM’s VP Products and Marketing.  “This repeat deal is a vote of confidence in the software-based MaveriQ solution. We are happy to see more and more Tier1 operators taking advantage of RADCOM’s powerful offering.”

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.